EXHIBIT 3.1(G)

ARTICLES OF AMENDMENT

TO THE

ARTICLES OF INCORPORATION

OF

CAPITOL CITY BANCSHARES, INC.

Pursuant to Section 14-2-1001 of the Georgia Corporation Code, Capitol City Bancshares, Inc. (Corporation) hereby adopts the following Amendments to its Articles of Incorporation, as amended (Amendments):

1. The name of the Corporation is Capitol City Bancshares, Inc.

2. Article 8 of the Articles of Incorporation is hereby amended to incorporate therein as Article 8(c) the designation of the rights, privileges, preferences, and limitations of the Series C Preferred Stock as set forth in Attachment 1 to these Articles of Amendment.

3. The designation, rights, preferences, and limitations pertaining to the Series C Preferred Stock set forth in Attachment 1 hereto were duly adopted by the Board of Directors of the Corporation by resolutions dated April 10, 2012, pursuant to the authority conferred upon the Board of Directors by the Articles of Incorporation of the Corporation, which authorizes the issuance of up to 5,000,000 shares of preferred stock, in series, and by Section 14-2-602 of the Georgia Business Corporation Code.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to the Articles of Incorporation to be executed as of April 24, 2012.

CAPITOL CITY BANCSHARES, INC.

By:	/s/ George G. Andrews
Print Name:	George G. Andrews
Its:	President and CEO

ATTACHMENT 1

CAPITOL CITY BANCSHARES, INC.

SERIES C PREFERRED STOCK

Relative Rights and Preferences and Other Terms

As Designated By the Board of Directors

1.	Designation and Number.

(a) The class of shares of Preferred Stock hereby authorized shall be designated the “Series C Preferred Stock.” As used hereinafter, the term “Preferred Stock” without designation shall refer to shares of Series C Preferred Stock. The number of authorized shares of the Series C Preferred Stock shall be 40,000 shares.

(b) The Preferred Stock shall, with respect to dividend rights and rights on liquidation, winding up and dissolution, rank senior to the Corporation’s Common Stock and to all classes and series of capital stock of the Corporation hereafter authorized, issued, or outstanding; provided, however, that the Series C Preferred Stock shall rank junior to the 10,000 shares of the Corporation’s Series A and 6,078 shares of the Corporation’s Series B Preferred Stock, which are currently issued and outstanding, and will be pari passu with, or senior to, any concurrently or subsequently issued series of the Corporation’s Preferred Stock.

2.	Dividend Provisions.

(a) The holder of the Preferred Stock shall be entitled to receive in cash each fifth anniversary date of the issuance of the Preferred Stock, out of funds at the time legally available for payment of dividends, a cumulative dividend at the rate of three (3%) percent per annum, if, as, and when declared by the Board of Directors of the Corporation.

(b) If any cumulative dividends on the Preferred Stock are not declared or paid for any reason, the right of the holder of the Preferred Stock to receive payment of such dividends shall not lapse or terminate, but said unpaid dividends shall accumulate without interest and shall be paid to the holders of the Preferred Stock, when and as authorized by the Board of Directors of the Corporation, before any sum or sums shall be set aside for or applied to the purchase, redemption or other acquisition for value of shares of any other class or series, and before any dividends shall be paid or declared, or any other distribution shall be ordered or made, upon Corporation’s common shares or of any other junior-ranking class or series of preferred stock issued after the date of this Agreement, provided, however, the Series C Preferred Stock shall rank junior to the issued and outstanding Series A and Series B Preferred Stock, and pari passu with, or senior to, any concurrently or subsequently issued series of the Corporation’s Preferred Stock.

3. Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, the holder of the Preferred Stock shall be paid out of the assets of the Corporation available for distribution to its shareholders an amount equal to One Hundred and No/100 Dollars ($100.00) per share of Preferred Stock plus accumulated and unpaid dividends through the payment date, before any payments or distribution of the assets of the Corporation shall be made to the holders of the Corporation’s common shares or of any other junior-ranking class or series of preferred stock of the Corporation issued after the date of this Agreement. The Series C Preferred Stock shall rank junior to the issued and outstanding Series A and Series B Preferred Stock, and pari passu with, or senior to, any concurrently or subsequently issued series of the Corporation’s Preferred Stock.

4.	Redemption.

(a) At any time on or after the tenth (10th) anniversary date of the issuance of the Preferred Stock, the holder of Preferred Stock may require the Corporation to purchase and redeem all shares of Series C

Preferred Stock at the price of One Hundred and No/100 Dollars ($100.00) per share, plus an amount equal to all accumulated and unpaid dividends, on all outstanding shares of Preferred Stock. The dividend for the year during which redemption occurs shall be prorated.

(b) At any time on or after the fifth (5th) anniversary date of the issuance of the Series C Preferred Stock, the Corporation may purchase and redeem all shares of Preferred Stock at the price of One Hundred and No/100 ($100.00) per share, plus an amount equal to all accumulated and unpaid dividends, on all outstanding shares of Preferred Stock. The dividend for the year during which redemption occurs shall be prorated.

5. Voting Rights. Except as otherwise required by law, the holder of Preferred Stock shall not having voting rights.

IN WITNESS WHEREOF, Capitol City Bancshares, Inc., Atlanta, Fulton County, Georgia, has caused these Articles of Amendment to be executed by its duly authorized officer and its corporate seal to be affixed hereto, and has caused these Articles of Amendment to be filed with the Secretary of State of Georgia, as provided in O.C.G.A. § 14-2-1006.

CAPITOL CITY BANCSHARES, INC.

By:	/s/ George G. Andrews
GEORGE G. ANDREWS, President & CEO